Amended and restated term sheet† To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 3-II dated February 13, 2006	Amended and Restated Term Sheet to Product Supplement No. 3-II Registration Statement No. 333-130051 Dated April 15, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Floating Rate Notes Linked to the Consumer Price Index due April 18, 2013

General

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing April 18, 2013.
•
Interest on the notes will be payable monthly in arrears at a rate per annum linked to the year-over-year change in the Consumer Price Index (“CPI”), as described below, multiplied by 1.50, which we refer to as the multiplier.

•
The notes are designed for investors who seek monthly interest payments linked to the year-over-year change in the Consumer Price Index over the term of the notes multiplied by 1.50, and full principal protection at maturity.

•	Minimum denominations of $1,000 and integral multiples thereof.
•
The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 3-II, will supersede the terms set forth in product supplement no. 3-II.

•	The notes are expected to price on or about April 17, 2008 and are expected to settle on or about April 18, 2008.

Key Terms

Maturity Date:	April 18, 2013
Interest:
With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 x Interest Rate x (the actual number of days in the Interest Period/365)

Interest Rate:
A rate per annum equal to the year-over-year change in the CPI Rate on each applicable Determination Date multiplied by 1.50. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.

CPI Rate:	For any Interest Period, the year-over-year change in the CPI Rate will be calculated as follows:
CPIt - CPIt-12
where: CPIt is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and CPIt-12 is the CPI level for the twelfth month prior to the applicable reference month.

CPIt-12
CPI:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.
Determination Dates:
Two business days immediately prior to the beginning of the applicable Interest Period. For example, April 15, 2008 is the Determination Date of the CPI Rate with respect to interest due and payable on May 18, 2008. On the April 15, 2008 Determination Date, interest will be based on changes between the CPI Rate in February 2008 and February 2007.

Interest Periods:
The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates:
Interest, if any, will be payable monthly in arrears on the 18th calendar day of each month (each such date, an “Interest Payment Date”), commencing May 18, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
CUSIP:	48123MF72
†
This amended and restated term sheet amends, restates and supersedes the term sheet related hereto dated March 28, 2008 and the supplemental term sheet related hereto dated April 3, 2008 to product supplement no. 3-II (the term sheet and the supplemental term sheet are available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000114420408018495/v108630_fwp.pdf and http://www.sec.gov/Archives/edgar/data/19617/000089109208001937/e31139fwp.pdf, respectively) in their entirety.

Investing in the Floating Rate Notes involves risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 3-II and “Selected Risk Considerations” beginning on page TS-2 of this amended and restated term sheet.
JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this amended and restated term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 3-II and this amended and restated term sheet if you so request by calling toll-free 866-535-9248.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated term sheet or the accompanying prospectus supplement and prospectus, and product supplement no. 3-II. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)
J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $12.50 per $1,000 principal amount note.  See "Underwriting" beginning on page PS-14 of the accompanying product supplement no. 3-II.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $12.50 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 15, 2008

Additional Terms Specific to the Notes

You should read this amended and restated term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-II dated February 13, 2006. This amended and restated term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This amended and restated term sheet amends, restates and supersedes the term sheet related hereto dated March 28, 2008 and the supplemental term sheet related hereto dated April 3 2008 to product supplement no. 3-II in their entirety. You should rely only on the information contained in this amended and restated term sheet and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 3-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website)

•	Product supplement no. 3-II dated February 13, 2006: http://www.sec.gov/Archives/edgar/data/19617/000089109206000359/e23373_424b2.pdf
•	Prospectus supplement dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt
•	Prospectus dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this amended and restated term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes, the following sentence will replace the last sentence of the first paragraph under “General Terms of Notes — Payment Upon an Event of Default” in the accompanying product supplement no. 3-II:

“In such case, interest will be calculated on the basis of a 365-day year and the actual number of days in such adjusted Interest Period and will be based on the CPI Rate on the Determination Date immediately preceding such adjusted Interest Period.”

Selected Purchase Considerations

•
PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year-over-year change in the CPI. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be payable monthly in arrears on the 18th calendar day of each month (each such date, an “Interest Payment Date”), commencing May 18, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. Interest will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. The monthly interest payments are affected by, and contingent upon, the year-over-year change in the CPI. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

•	INFLATION PROTECTION — The return on the notes is linked to the performance of the Consumer Price Index, which measures the change in average prices of consumer goods over time, multiplied by 1.50.
•
TAX TREATMENT — You should review carefully the section “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 3-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “variable rate debt instruments.” Accordingly, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index

Selected Risk Considerations

•
RETURN ON THE NOTES COULD EQUAL ZERO — You will receive an interest payment for the applicable Interest Period based on a rate per annum equal to the year-over-year change in the CPI, multiplied by 1.50, subject to the minimum Interest Rate of 0.00%. Therefore, in the event of a year-over-year decrease in the CPI (or no change in the CPI), such as in periods of deflation, you will not receive an interest payment for the applicable Interest Period.

•
FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest paid by us on the notes for each Interest Period will be equal to the CPI Rate multiplied by 1.50, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this amended and restated term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility in the CPI;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	fluctuations in the prices of various consumer goods and energy resources;
•	inflation and expectations concerning inflation;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Consumer Price Index?

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”) and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see “Description of Notes - The Consumer Price Index” in the accompanying product supplement no. 3-II.

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI as reported by the BLS for the period from January 2001 to February 2008. Also provided below are the hypothetical Interest Rates for hypothetical interest payments in the calendar months from April 2002 to May 2008 that would have resulted from the historical levels of the CPI presented below, based on the multiplier of 1.50. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Calculation

For example, if April 15, 2008 were a Determination Date, the hypothetical Interest Rate would be 6.05% per annum, resulting in a hypothetical $4.97 interest payment per $1,000 principal amount note for the hypothetical Interest Period from April 18, 2008 to May 18, 2008. This monthly interest payment is calculated as follows:

$1,000 x 6.05% x (30/365) = $4.97

The Interest Rate of 6.05% per annum is calculated by multiplying the CPI Rate multiplied by 1.50. The CPI Rate is calculated based on the percent change in the CPI for the one year period from February 2007 (203.499) to February 2008 (211.693) as follows:

CPI Rate =	211.693 – 203.499	= 4.03% per annum
203.499

Multiplying the CPI Rate of 4.03% by 1.50 results in the hypothetical Interest Rate applicable for that month of 6.05% per annum. The example above is simplified and the calculation is rounded for ease of analysis.

JPMorgan Structured Investments — Floating Rate Notes Linked to the Consumer Price Index